SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Great Plains Energy Incorporated.	NOTIFICATION
File No. 70-10146

Public Utility Holding Company Act of 1935

This Certificate of Notification (the "Certificate") is filed by Great Plains Energy Incorporated ("Great Plains Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with Great Plains Energy's acquisition of a membership interest in PowerTree Carbon Company, LLC ("PowerTree"), a Delaware limited liability company, as authorized by Order of the Securities and Exchange Commission (the "Commission") dated November 10, 2003, in this proceeding (Holding Co. Act Release No. 27752). Great Plains Energy hereby certifies to the Commission pursuant to Rule 24 that it has executed the Operating Agreement of PowerTree and has assigned its membership interest in PowerTree to its wholly-owned subsidiary Kansas City Power & Light Company.

     A "past tense" opinion of counsel is filed as Exhibit F-3 hereto.

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 5, 2003.

Great Plains Energy Incorporated

By:  /s/Andrea F. Bielsker
 Andrea F. Bielsker
 Senior Vice President - Finance,
 Chief Financial Officer and Treasurer